

Mail Stop 7010

May 1, 2008

General Steel Holdings, Inc.
Attention: Mr. Zuosheng Yu, Chairman and Chief Executive Officer
c/o Howard H. Jiang, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036

Re: General Steel Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 24, 2008
File No. 333-149217

Dear Mr. Zuosheng Yu:

We have reviewed your filing and have the following comments.

Part II

Exhibit 5.1

1.   We note your response to comment 5 in our letter dated April 17, 2008. Please revise the following:

   • The first sentence of the first paragraph of the opinion should also reflect that Dennis Brovarone has acted as special counsel to the company in connection with the legal opinion.

   • Since the shares being registered in the filing are being offered by the selling shareholders and not the company, please delete the language in the first sentence in the third paragraph of the opinion that states "I am of the opinion that the Shares offered by the Corporation have been duly authorized and upon sale by the Corporation shall be legally issued, fully paid and non-assessable."

   • Update your exhibit index under Part II, Item 16, to reflect that the legal opinion is being filed contemporaneously with the registration statement and delete the "form of" language describing Exhibit 5.1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Dieter King at (202) 551-3338 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Howard H. Jiang, Esq. (Via Facsimile 212-310-1682)